                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                DECEMBER 31, 2001

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No _____X____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                  EXHIBIT INDEX
                                  -------------


     This filing contains the following exhibits.

         EXHIBIT     DESCRIPTION
         -------     -----------

          99.1 Cambridge Antibody Technology Group plc Annual Report and Accounts and Form 20-F for the year ended 30 September 2001

          99.2 Notice to Shareholders for the Annual General Meeting of Shareholders to be held 1 February 2002 and accompanying proxy card

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date     31 December 2001  Cambridge Antibody Technology Group PLC

                                            By                /s/ Diane Mellett

                                            Name:             Diane Mellett

                                            Title:            General Counsel